Exhibit 99.3

CONSENT OF RONALD E. ZUZACK

The undersigned hereby consents to his being named in the Registration Statement on Form S-11 of KBS Legacy Apartment Community REIT, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of KBS Legacy Apartment Community REIT, Inc. upon election by the board of directors to fill an existing vacancy.

Dated: December 1, 2009

By:	/s/ Ronald E. Zuzack

Ronald E. Zuzack